VIA FACSIMILE AND U.S. MAIL

                                                     April 22,
2005

Dennis W. Lakomy
Executive Vice President and Chief Financial Officer
CFC International, Inc.
500 State Street
Chicago Heights, Illinois 60411

	RE:	Form 10-K for the fiscal year ended December 31, 2004
      File No. 0-27222

Dear Mr. Lakomy:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.







Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 23

2. You discuss the business reasons for changes between periods in your financial statement line items. However, in certain circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item if possible. Please quantify each business reason where practical. Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Significant Accounting Policies

Intangible Assets, page 29

3. Please expand your discussion of intangible assets to include the significant judgments involved with the evaluation of your assets for impairment. Please include a discussion of how your assets are evaluated for potential impairment, how impairment indicators are evaluated, and how the fair value of your long-lived assets is determined.

Revenue Recognition, page 29

4. You indicate that for certain transactions revenue is recognized upon completion of manufacturing or upon use by the customer. Please explain the types of transactions in which revenue is recognized upon completion of manufacturing or upon use by the customer. Please also provide accounting literature to support your recognition of revenue upon completion of manufacturing.

Liquidity and Capital Resources

Contractual Cash Obligations, page 32

5. Please revise your table of contractual cash obligations to include estimated payments under your interest rate swap agreements.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

6. You indicated that your total operating lease obligations was $1,276,352 as of December 31, 2004. However, your total operating lease obligations was $4,164,375 as of December 31, 2003. Please tell us the reason for the significant change in your operating lease obligations from the prior year to the current year.


Financial Statements

Note 3 - Significant Accounting Policies

Warranty Costs, page 45

7. Please disclose the information required by paragraph 14 of FIN
45
regarding your product warranty costs.

SFAS No. 123, page 45

8. Please disclose your comparisons of as reported earnings amounts to the pro forma net (loss) income amounts as if you had fully adopted SFAS 123. Please be sure to include each of the line items required by paragraphs 45.c.(1) to (4) of SFAS 123, as amended by SFAS 148.

Note 5 - Long-Term Debt and Other Liabilities, page 48

9. You indicate that you are in compliance with or have obtained waivers for the covenants of various credit agreements. Please disclose how frequently your compliance with your debt covenants is required to be assessed under your debt agreements and the results of
those assessments subsequent to December 31, 2004.  Please
disclose
whether you violated one or more debt covenants as of March 31,
2005
and whether additional waivers were required. Please disclose the date you obtained each waiver and the terms and duration of each waiver. Supplementally tell us whether it was probable that you would not be able to comply with each of the violated covenants at subsequent measurement dates within the twelve months following December 31, 2004 and within the twelve months following March 31, 2005. Please tell us how you have classified each credit agreement as of each balance sheet date. While SFAS 78 directs that the probability of future compliance with a covenant be considered, the probability of a future waiver or covenant amendment is not relevant to debt classification.

Exhibits 31.1 and 31.2

10. Please confirm that the inclusion of your CEO and CFO`s title was not intended to limit the capacity in which such individuals provided the certifications. Please remove the reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.





*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 942-8091 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
      						Accounting Branch Chief

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Mr. Dennis W. Lakomy
April 22, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE